

03025029

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
Form CB

TENDER OFFER/RIGHTS OFFERING
NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [ ]
Securities Act Rule 802 (Exchange Offer) [ ]
Exchange Act Rule 13e-4(h)(8) (Issue Tender Offer) [ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [X]
Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

Tranz Rail Holdings Limited
(Name of Subject Company)

New Zealand
(Jurisdiction of Subject Company's Incorporation or Organization)

Toll Holdings Limited
Toll Group (NZ) Limited
(Name of Person(s) Furnishing Form)

Ordinary Shares
Redeemable Restricted Shares
Share Options
(Title of Class of Subject Securities)

Matthew Walsh – Company Secretary
Tranz Rail Holdings Limited
Tranz Rail Building
Smales Farm
Corner Northcote and Taharto Roads
Takapuna
Auckland, New Zealand
Telephone: +64 9 270 5049
(Name, Address (including zip code) and Telephone Number (including area code)
of Person(s) Authorized to Receive Notices and Communications
on Behalf of Subject Company)

with a copy to

Jeffrey F. Browne
Sullivan & Cromwell
125 Broad St
New York, New York 10004

July 29, 2003
(Date Tender Offer/Rights Offering Commenced)

MELBOURNE:42584.3

Page one of six pages.

Exhibit 1

TOLL GROUP

Level 8/380 St Kilda Road
Melbourne VIC 3004
Telephone: (03) 9694 2888
Facsimile: (03) 9694 2880

11 August, 2003

New Zealand Stock Exchange
Wellington

Lodged By Email
Total No. of Pages: 2

Dear Sir

MEDIA RELEASE - Notice of Variation of Takeover Offer for Tranz Rail Holdings Limited

Please find attached for immediate release to the market, a letter to be forwarded to Tranz Rail share and option holders confirming extension of Tolls Offer period to 6pm on 26 September 2003.

Other than the extension of the offer period, all other terms of the offer remain the same.

Yours faithfully
TOLL HOLDINGS LIMITED



Bernard McInerney
Company Secretary

Encl.

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